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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

                             Tender Offer Statement
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               Motient Corporation
                       (Name of Subject Company (Issuer))

                               Motient Corporation
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                 Series A Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)

                                   619908 40 3
                      (CUSIP Number of Class of Securities)

                                Robert L. Macklin
                          General Counsel and Secretary
                            300 Knightsbridge Parkway
                             Lincolnshire, IL 60069
                                 (847) 478-4200
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                                 W. Mark Young
                                Andrews Kurth LLP
                             600 Travis, Suite 4200
                               Houston, TX 77002
                                 (713)220-4200

                            CALCULATION OF FILING FEE

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       Transaction Valuation*                       Amount of Filing Fee**
--------------------------------------------------------------------------------
           $408,500,000                                  $48,081
--------------------------------------------------------------------------------

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*    For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was estimated is calculated pursuant to Rule 457(f)(2) and is based on the book value of the Series A Cumulative Convertible Preferred Stock.

** The amount of the filing fee equals $117.70 per $1 million of the value of the transaction.



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[_]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with |_| which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid: ______________
          Form or Registration No.: ____________
          Filing Party: ________________________
          Date Filed: __________________________

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
      [_] third-party tender offer subject to Rule 14d-1.
      [X] issuer tender offer subject to Rule 13e-4.
      [_] going-private transaction subject to Rule 13e-3.
      [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO is filed by Motient Corporation, a Delaware Corporation ("Motient") and relates to Motient's offer to exchange shares of Motient's Series B Cumulative Convertible Preferred Stock (the "Series B Preferred"), for any and all outstanding shares of Motient's Series A Cumulative Convertible Preferred Stock (the "Series A Preferred") upon the terms and subject to the conditions set forth in the Company Notice dated September 26, 2005 (the "Company Notice"), and in the related letter of transmittal (the "Letter of Transmittal"), copies of which are incorporated by reference herein as Exhibits (a)(1) and (a)(2) (as amended or supplemented from time to time, collectively constitute the "Exchange Offer Documents").

Item 1.  Summary Term Sheet

         The information set forth in the Company Notice in the sections entitled "Questions and Answers About the Exchange Offer" is incorporated herein by reference.

Item 2.  Subject Company Information

     (a) Name and Address.

         The name of the issuer is Motient Corporation. The address of Motient's principal executive offices is 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069. The telephone number of Motient's principal executive offices is (847) 478-4200.

     (b) Securities.

         As of September 26, 2005, there were 408,500 shares of Series A Cumulative Convertible Preferred Stock issued and outstanding.

     (c) Trading Market and Price.

         The information set forth in the Company Notice in the section entitled "Market and Trading Information" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) Name and Address.

         The filing person is the issuer. The information set forth in Item 2(a) above is herein incorporated by reference.

         With respect to the information required pursuant to Instruction C to Schedule TO, the information set forth in Motient's Form 10-K filed March 31, 2005 and Motient's proxy statement filed May 18, 2005, which are incorporated by reference into the section of the Company Notice entitled "Documents Incorporated by Reference," are incorporated herein by reference.

         The address and telephone number of each director and executive officer is: c/o Motient Corporation, 300 Knightsbridge Parkway, Lincolnshire, Illinois 60069.

Item 4.  Terms of the Transaction.

     (a) Material Terms.


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         The information set forth in the Company Notice in the sections entitled "Questions and Answers About the Exchange Offer," "Summary--The Exchange Offer," "The Exchange Offer," and "Material United States Federal Income Tax Considerations" and "Annex A," "Annex B," "Annex C" and "Annex D" are incorporated herein by reference.

     (b) Purchases.

         The information set forth in the Company Notice in the section entitled "The Exchange Offer" are incorporated herein by reference.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

     (e) Agreements involving the subject company's securities.

         Not applicable.

Item 6.  Purposes of the Transaction and Plans of Proposals.

     (a) Purposes.

         The information set forth in the Company Notice on the cover page and in the section entitled "Questions and Answers About the Exchange Offer--What is the Purpose of the Exchange Offer?" is incorporated herein by reference.

     (b) Use of securities acquired.

         The Series A Preferred tendered in the Exchange Offer will be retained and held as treasury shares.

     (c) Plans.

         The information set forth in the Company Notice on the cover page and in the section entitled "Important Information Concerning the Exchange Offer--Proposed Consolidation of Ownership of MSV and TerreStar" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) Source of Funds.

         The information set forth in the Company Notice in the sections titled "The Exchange Offer--Exchange Offer," and "--Fees and Expenses" are incorporated herein by reference.

     (b) Conditions.

         Not applicable.

     (d) Borrowed funds.

         Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a) Securities ownership.

         The information set forth in Motient's Form 10-K filed March 31, 2005 in the section entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" which is incorporated by reference into the Company Notice in the section entitled "Documents Incorporated by Reference," is incorporated herein by reference.


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     (b) Securities transactions.

         Not applicable.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or recommendations.

         Not applicable.

Item 10.

     (a) Financial information.

         The information set forth in Motient's Annual Report on Form 10-K for the period ended December 31, 2004 in the financial statements and accompanying notes and financial statement schedules as of December 31, 2003 and December 31, 2004, and for the years ended December 31, 2002, 2003 and 2004, and in Motient's Quarterly Report on Form 10-Q in the financial statements and accompanying notes and financial statement schedules as of June 30, 2005, and for the six-month and three-month periods ended June 30, 2005 and 2004, which are incorporated by reference into the Company Notice in the section entitled "Documents Incorporated by Reference," are incorporated herein by reference.

     (b) Pro forma information.

         Not applicable.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings.

         Not applicable.

     (b) Other Material Information.

         Not applicable.

Item 12. Materials to be Filed as Exhibits.

         (a)(1)(A) Company Notice to the Holders of Motient Corporation Series A Cumulative Convertible Preferred Stock dated September 27, 2005.

         (a)(1)(B) Form of Letter of Transmittal.

         (a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(D) Form of Letter to Clients.

Item 13.  Information Required by Schedule 13E-3.

         Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 2005

                                     MOTIENT CORPORATION


                                     By:  /s/ Robert Macklin
                                          ------------------------------
                                          Name:  Robert Macklin
                                          Title: General Counsel and
                                                 Secretary







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                                INDEX TO EXHIBITS


  Exhibit
  Number           Description
  ------           -----------

(a)(1)(A) Company Notice to the Holders of Motient Corporation Series A Cumulative Convertible Preferred Stock dated September 27, 2005.

(a)(1)(B)          Form of Letter of Transmittal.

(a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)          Form of Letter to Clients.








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